File No. 812-[ ]

As filed with the Securities and Exchange Commission on August 1, 2024

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:

Russell Investments New Economy Infrastructure Fund

Russell Investments Strategic Credit Fund

Russell Investment Management, LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

John O’Hanlon, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

john.ohanlon@dechert.com

WITH A COPY TO:

Mary Beth Albaneze

Russell Investment Management, LLC

1301 2nd Ave, 18th Floor

Seattle, WA 98101

malbaneze@russellinvestments.com

This Application (including Exhibits) contains 64 pages

I.		THE PROPOSAL	1

II.		STATEMENT OF FACTS	2

	A.	Initial Funds	2

	B.	Russell Investment Management, LLC	3

	C.	Other Provisions	3

III.		EXEMPTIONS REQUESTED	4

	A.	The Multi-Class System	4

	B.	Early Withdrawal Charge	4

	C.	Asset-Based Distribution and/or Service Fees	4

IV.		COMMISSION AUTHORITY	4

V.		DISCUSSION	5

	A.	Background	5

	B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act	6

	C.	Early Withdrawal Charge	9

	D.	Waivers of Early Withdrawal Charges	11

	E.	Asset-Based Distribution and/or Service Fees	12

VI.		APPLICANTS’ CONDITION	13

VII.		CONCLUSION	13

EXHIBITS

Exhibit A	—	Resolutions of the Initial Trustees of Russell Investments New Economy Infrastructure Fund and Russell Investments Strategic Credit Fund
Exhibit B	—	Verifications of the Applicants
Exhibit C	—	Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF: RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND RUSSELL INVESTMENTS STRATEGIC CREDIT FUND AND RUSSELL INVESTMENT MANAGEMENT, LLC

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

Investment Company Act of 1940

File No. 812-[ ]

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

I.	THE PROPOSAL

Russell Investments New Economy Infrastructure Fund (the “Infrastructure Fund”) and Russell Investments Strategic Credit Fund (the “Credit Fund” and together with the Infrastructure Fund, the “Initial Funds”) are newly organized Delaware statutory trusts that are registered under the Act and that will operate as continuously offered, non-diversified, closed-end management investment companies that will be operated as interval funds pursuant to Rule 23c-3 under the Act. Russell Investment Management, LLC (the “Adviser”) will serve as the Initial Funds’ investment adviser. The Initial Funds and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Funds to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Funds, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Infrastructure Fund filed an initial registration statement on Form N-2 on June 21, 2024, seeking to register two classes of beneficial interest, “Class F Shares” and “Class I Shares,” under the Act and the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. The Credit Fund filed an initial registration statement on Form N-2 on July 30, 2024, seeking to register two classes of beneficial interest, “Class F Shares” and “Class I Shares,” under the Act and the Securities Act, each with its own fee and expense

1 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

structure. If the requested relief is granted, each Initial Fund anticipates making a continuous public offering of its Class F and Class I Shares. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Funds will only offer one class of shares, the Class F Shares, until receipt of the requested relief. Shares of the Initial Funds will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

It is currently contemplated that the Initial Funds’ Class F Shares will not be subject to certain expenses such as distribution and/or service fees or an EWC. The Initial Funds’ Class I Shares will be subject to other expenses such as distribution and/or service fees but would not be subject to an EWC. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the “FINRA Sales Charge Rule”). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.	STATEMENT OF FACTS

A.	Initial Funds

Each Initial Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Act on Form N-8A and an initial registration statement on Form N-2 seeking to register Class F Shares and Class I Shares under the Act and under the Securities Act. Each Initial Fund is a Delaware statutory trust. Each Initial Fund is a non-diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act. Each Initial Fund’s address is 1301 2nd Ave, 18th Floor, Seattle, WA 98101.

The Infrastructure Fund’s investment objective is to seek to provide long term capital growth and current income. The Fund’s strategy involves investing in a range of public and private infrastructure investments. The Fund’s investments will include investments in (1) multiple underlying funds that invest in infrastructure companies or individual infrastructure assets, including private funds that are exempt from registration under the Act and the Securities Act (collectively, “Underlying Private Funds”) and a fund that is registered under the Act, (2) secondary acquisitions of interests in the Underlying Private Funds, (3) co-investments in individual infrastructure assets, and (4) investments in public securities (debt and equity) of infrastructure companies.

The Credit Fund’s investment objectives are to seek to provide total return and, as a secondary objective, current income. The Fund’s strategy involves investing in a range of lending activities including, but not limited to, directly originated loans, syndicated loans and credit securities. The Fund intends to invest primarily in general or limited partnerships, funds, corporations, or other investment vehicles that invest in private or public loans, credit securities and other credit-related instruments (collectively, the “Underlying Funds”), including investment vehicles that are exempt from registration under the Act and the Securities Act (“Underlying Private Funds”) and exchange-traded funds registered under the Act. The Fund may invest directly in the Underlying Private Funds or through secondary acquisitions of interests in the Underlying Private Funds. The Fund’s investments will also include co-investments in loans, credit securities and other credit-related instruments and credit default swaps.

If the relief requested herein is granted, the Initial Funds intend to offer Class F and Class I Shares pursuant to a continuous public offering as discussed above.

Each Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.2 In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance

2 Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).3

B.	Russell Investment Management, LLC

The Adviser is a Washington limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser will serve as each Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment Management Agreement”). Prior to an Initial Fund’s commencement of operations, the Investment Management Agreement will be approved by the Initial Fund’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreements. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser will be responsible for the overall management of each Initial Fund’s business affairs and selecting each Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser’s address is 1301 2nd Ave, 18th Floor, Seattle, WA 98101.

C.	Other Provisions

From time to time, the Initial Funds may create additional classes of shares, the terms of which may differ from Class F and Class I Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from

3 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long- term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder’s repurchase proceeds (an “Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Funds do not intend to impose an Early Repurchase Fee.

III.	EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security”4 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

4 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.5 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of such fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.6

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.7 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.8 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.9 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided

5 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

6 Id. at 424.

7 Id. at 439-40.

8 Id. at 424.

9 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.10

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.11 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., Eagle Point Enhanced Income Trust, Aether Infrastructure & Natural Resources Fund, Felicitas Private Markets Fund, Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, Octagon XAI CLO Income Fund, Mainstay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund, Oxford Park Income Fund, Inc., Jackson Credit Opportunities Fund and Eaton Vance Floating-Rate Opportunities Fund.12

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or

10 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

11 Protecting Investors at 439-40; Proposing Release at 27.

12 See, e.g., Eagle Point Enhanced Income Trust, et al., Investment Co. Rel. Nos. 35205 (May 28, 2024) (notice) and 35219 (June 25, 2024) (order); Aether Infrastructure & Natural Resources Fund, et al., Investment Co. Rel. Nos. 35168 (April 10, 2024) (notice) and 35186 (May 7, 2024) (order); Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC, Investment Co. Rel. Nos. 35154 (March 15, 2024) (notice) and 35169 (April 10, 2024) (order); Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. Nos. 35143 (February 22, 2024) (notice) and 35156 (March 19, 2024) (order); Axxes Private Markets Fund and Axxes Advisors LLC, Investment Co. Rel. Nos. 35115 (January 26, 2024) (notice) and 35135 (February 21, 2024) (order); AMG Pantheon Credit Solutions Fund and Pantheon Ventures (US) LP, Investment Co. Rel. Nos. 35116 (January 26, 2024) (notice) and 35134 (February 21, 2024) (order); AB CarVal Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35095 (January 23, 2024) (notice) and 35133 (February 20, 2024) (order); Octagon XAI CLO Income Fund and XA Investments LLC, Investment Co. Rel. Nos. 35086 (January 8, 2024) (notice) and 35124 (February 5, 2024) (order); Mainstay MacKay Municipal Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35080 (December 22, 2023) (notice) and 35092 (January 17, 2024) (order); CAZ Strategic Opportunities Fund, et al., Investment Co. Rel. Nos. 35053 (November 21, 2023) (notice) and 35072 (December 19, 2023) (order); Meketa Infrastructure Fund, et al., Investment Co. Rel. Nos. 35056 (November 21, 2023) and 35070 (December 19, 2023) (order); Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Investment Co. Rel. Nos. 35052 (November 21, 2023) (notice) and 35069 (December 19, 2023) (order); Jackson Credit Opportunities Fund and Jackson National Asset Management, LLC, Investment Co. Rel. Nos. 35051 (November 16, 2023) (notice) and 35066 (December 12, 2023) (order); and Eaton Vance Floating-Rate Opportunities Fund and Eaton Vance Management, Investment Co. Rel. Nos. 35040 (October 25, 2023) (notice) and 35054 (November 21, 2023) (order).

purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).13 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company. . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,14 the Commission adopted Rule 18f-3 under the Act in

13 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

14 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.15

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.16 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.17 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports,18 and to describe in their prospectuses any

15 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

16 See Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; Felicitas Private Markets Fund, supra note 12; Coller Secondaries Private Equity Opportunities Fund, supra note 12; Axxes Private Markets Fund, supra note 12; AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note 12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; Oxford Park Income Fund, Inc., supra note 12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note 12.

17 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

18 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

arrangements that result in breakpoints in, or elimination of, sales loads.19 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.20 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Eagle Point Enhanced Income Trust, Aether Infrastructure & Natural Resources Fund, Felicitas Private Markets Fund, Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, Octagon XAI CLO Income Fund, Mainstay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund, Oxford Park Income Fund, Inc., Jackson Credit Opportunities Fund and Eaton Vance Floating-Rate Opportunities Fund.21 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Funds intend to do for their common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude

19 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release)

20 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

21 See Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; Felicitas Private Markets Fund, supra note 12; Coller Secondaries Private Equity Opportunities Fund, supra note 12; Axxes Private Markets Fund, supra note 12; AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note 12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; Oxford Park Income Fund, Inc., supra note 12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note 12.

the imposition” of CDSLs.22 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].23

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.24 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.25 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.26 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

22 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”

23 Id.

24 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

25 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

26 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

The Commission has previously granted the same type of exemptive relief requested herein.27 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”28 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.29 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.30 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d- 1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

27 See Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; Felicitas Private Markets Fund, supra note 12; Coller Secondaries Private Equity Opportunities Fund, supra note 12; Axxes Private Markets Fund, supra note 12; AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note 12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; Oxford Park Income Fund, Inc., supra note 12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note 12.

28 Investment Co. Act Rel. No. 14390 (February 2, 1985).

29 Id.

30 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.31

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,32 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.33

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by such Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The

31 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

32 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

33 Id.

Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.34

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of each Initial Fund’s Initial Trustee are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 1301 2nd Ave, 18th Floor, Seattle, WA 98101 (Initial Funds) and 1301 2nd Ave, 18th Floor, Seattle, WA 98101 (Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

34 See Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; Felicitas Private Markets Fund, supra note 12; Coller Secondaries Private Equity Opportunities Fund, supra note 12; Axxes Private Markets Fund, supra note 12; AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note 12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; Oxford Park Income Fund, Inc., supra note 12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note 12.

Applicants have caused this Application to be duly signed on their behalf on the 1st day of August 2024.

Russell Investments New Economy Infrastructure Fund

Dated: August 1, 2024	By:	/s/	Vernon Barback
		Name:	Vernon Barback
		Title:	Trustee

Russell Investments Strategic Credit Fund

Dated: August 1, 2024	By:	/s/	Vernon Barback
		Name:	Vernon Barback
		Title:	Trustee

Russell Investment Management, LLC

Dated: August 1, 2024	By:	/s/	Katherine El-Hillow
		Name:	Katherine El-Hillow
		Title:	President

EXHIBIT A

Resolutions of the Initial Trustee of Russell Investments New Economy Infrastructure Fund

RESOLVED, that the appropriate officers and agents of the Russell Investments New Economy Infrastructure Fund (the “Fund”) be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to the Fund’s application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it

FURTHER RESOLVED, that any officer or trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the application for the order.

Resolutions of the Initial Trustee of Russell Investments Strategic Credit Fund

RESOLVED, that the appropriate officers and agents of the Russell Investments Strategic Credit Fund (the “Fund”) be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to the Fund’s application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it

FURTHER RESOLVED, that any officer or trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the application for the order.

EXHIBIT B

Verifications of Russell Investments New Economy Infrastructure Fund, Russell Investments Strategic Credit Fund and Russell Investment Management, LLC

The undersigned states that he has duly executed the attached application dated August 1, 2024 for and on behalf of Russell Investments New Economy Infrastructure Fund in his capacity as Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Vernon Barback
Name:	Vernon Barback
Title:	Trustee

The undersigned states that he has duly executed the attached application dated August 1, 2024 for and on behalf of Russell Investments Strategic Credit Fund in his capacity as Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Vernon Barback
Name:	Vernon Barback
Title:	Trustee

The undersigned states that she has duly executed the attached application dated August 1, 2024 for and on behalf of Russell Investment Management, LLC in her capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

File No.  ~~812-15468~~812-[ ]

As filed with the Securities and Exchange Commission on August ~~4~~1, ~~2023~~2024

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

~~FIRST AMENDED AND RESTATED~~ APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:

~~AB CarVal Opportunistic Credit Fund~~

~~AB CarVal Investors, L.P.~~

Russell Investments New Economy Infrastructure Fund

~~AB Multi-Manager Alternative~~Russell Investments Strategic Credit Fund

~~AllianceBernstein L.P.~~

~~Sanford C. Bernstein & Company~~Russell Investment Management, LLC

~~AllianceBernstein Investments, Inc.~~

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~William Bielefeld, Esq.~~

~~Dechert LLP~~

~~1900 K Street, NW,~~

~~Washington, DC 20006~~

~~William.bielefeld@dechert.com~~

John O’Hanlon, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

john.ohanlon@dechert.com

WITH A COPY TO:

~~AB CarVal Opportunistic Credit Fund~~

~~Matthew Bogart, Esq.~~

~~1601 Utica Avenue South~~

~~Suite 1000~~

~~Minneapolis, MN 55416~~

~~952-444-4780~~

Mary Beth Albaneze

Russell Investment Management, LLC

1301 2nd Ave, 18th Floor

Seattle, WA 98101

malbaneze@russellinvestments.com

This Application (including Exhibits) contains ~~23~~64 pages

I. THE PROPOSAL	~~3~~20

II. STATEMENT OF FACTS	~~4~~21

A. ~~AB CarVal Opportunistic Credit Fund (the “~~Initial ~~Fund”)~~Funds	~~4~~21

B. ~~AB Multi-Manager Alternative Fund~~ Russell Investment Management, LLC	~~5~~22

~~C. AB CarVal Investors, L.P.~~	~~5~~

~~D. AllianceBernstein L.P.~~	~~5~~

~~E. The Distributors~~	~~5~~

~~F~~C . Other Provisions	~~5~~23

III. EXEMPTIONS REQUESTED	~~6~~24

A. The Multi-Class System	~~6~~24

B. Early Withdrawal Charge	~~6~~24

C. Asset-Based Distribution and/or Service Fees	~~6~~24

IV. COMMISSION AUTHORITY	~~6~~24

V. DISCUSSION	~~7~~25

A. Background	~~7~~25

B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act	~~8~~26

C. Early Withdrawal Charge	~~11~~29

D. Waivers of Early Withdrawal Charges	~~13~~31

E. Asset-Based Distribution and/or Service Fees	~~14~~32

VI. APPLICANTS’ CONDITION	~~15~~33

VII. CONCLUSION	~~15~~33

EXHIBITS

Exhibit A	—

Resolutions of the ~~Boards of~~Initial Trustees of ~~AB CarVal Opportunistic~~Russell Investments New Economy Infrastructure Fund and Russell Investments Strategic Credit Fund ~~and AB Multi-Manager Alternative Fund~~

Exhibit B	—	Verifications of the Applicants
Exhibit C	—	Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF:

RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND

~~AB CARVAL OPPORTUNISTIC~~RUSSELL INVESTMENTS STRATEGIC CREDIT FUND

~~AB CARVAL INVESTORS, L.P.~~

~~AB MULTI-MANAGER ALTERNATIVE FUND~~

~~ALLIANCE BERNSTEIN L.P.~~

~~SANFORD C. BERNSTEIN & COMPANY, LLC~~

AND

~~ALLIANCEBERNSTEIN INVESTMENTS, INC.~~

RUSSELL INVESTMENT MANAGEMENT, LLC

~~FIRST AMENDED AND RESTATED~~ APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

Investment Company Act of 1940

File No. 812-~~15468~~[ ]

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

I.	THE PROPOSAL

~~AB CarVal Opportunistic~~Russell Investments New Economy Infrastructure Fund (the “Infrastructure Fund”) and Russell Investments Strategic Credit Fund (the “~~Initial Fund”) is a~~Credit Fund” and together with the Infrastructure Fund, the “Initial Funds”) are newly organized Delaware statutory ~~trust~~trusts that ~~is~~are registered under the Act and that will operate as ~~a~~ continuously offered, non-diversified, closed-end management investment ~~company~~companies that will be operated as ~~an~~ interval ~~fund~~funds pursuant to Rule 23c-3 under the Act. ~~AB CarVal Investors, L.P.~~Russell Investment Management, LLC (the “Adviser”) will serve as the Initial ~~Fund’s~~Funds’ investment adviser. The Initial ~~Fund,~~Funds and the Adviser~~, AB Multi-Manager Alternative Fund (“AB MMAF”), Alliance Bernstein L.P. (“AB MMAF Adviser”), and Sanford C. Bernstein & Company, LLC and AllianceBernstein Investments, Inc. (each a Distributor and collectively, the “Distributors”)~~ are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial ~~Fund~~Funds to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial ~~Fund and AB MMAF~~Funds, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance

1 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

~~If granted pursuant to this Application, the Order would supersede the prior order granted to AB MMAF, AB MMAF Adviser, and the Distributors on November 24, 2014 (the “Prior Order”).2~~

The ~~Initial~~Infrastructure Fund filed an initial registration statement on Form N-2 ~~(“Initial Registration Statement”) on March 27, 2023~~on June 21, 2024, seeking to register ~~four~~two classes of beneficial interest, “Class ~~A~~F Shares~~,” “Advisor Shares,” “Class C Shares,~~” and “Class ~~U~~I Shares,” under the Act and the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. The Credit Fund filed an initial registration statement on Form N-2 on July 30, 2024, seeking to register two classes of beneficial interest, “Class F Shares” and “Class I Shares,” under the Act and the Securities Act, each with its own fee and expense structure. If the requested relief is granted, ~~the~~each Initial Fund anticipates making a continuous public offering of its Class ~~A, Advisor, Class C~~F and Class ~~U~~I Shares. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial ~~Fund~~Funds will only offer one class of shares, the ~~Advisor~~Class F Shares, until receipt of the requested relief. Shares of the Initial Funds will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

It is currently contemplated that the Initial ~~Fund’s Advisor~~Funds’ Class F Shares will not be subject to certain expenses such as distribution and/or service fees or an EWC. The Initial ~~Fund’s~~Funds’ Class ~~A and Class C~~I Shares ~~may~~will be subject ~~to other expenses, including a distribution and service fee and an EWC. The Initial Fund’s Class U Shares may be subject~~ to other expenses such as distribution and/or service fees but would not be subject to an EWC. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the “FINRA Sales Charge Rule”). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.	STATEMENT OF FACTS

A.	~~AB CarVal Opportunistic Credit Fund (the “~~Initial ~~Fund”)~~Funds

~~The~~Each Initial Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Act on Form N-8A and an ~~Initial Registration Statement~~initial registration statement on Form N-2 seeking to register Class ~~A, Advisor Class, Class C~~F Shares and Class ~~U~~I Shares under the Act and under the Securities Act. ~~The~~Each Initial Fund is a Delaware statutory trust. ~~The~~Each Initial Fund is a non-diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act. ~~The Initial Fund’s primary investment objective is to maximize total return, consisting of current income and capital appreciation. Under normal market conditions, the Fund will seek to achieve its investment objective by investing primarily in debt securities and credit-related investments, either directly or through separate investment structures or vehicles that provide the Fund with exposure to such securities. The~~Each Initial Fund’s address is ~~1601 Utica Avenue South, Suite 1000, Minneapolis, MN 55416.~~1301 2nd Ave, 18th Floor, Seattle, WA 98101.

The Infrastructure Fund’s investment objective is to seek to provide long term capital growth and current income. The Fund’s strategy involves investing in a range of public and private infrastructure investments. The Fund’s investments will include investments in (1) multiple underlying funds that invest in infrastructure companies or

~~2 See AB Multi-Manager Alternative Fund et al, Investment Co. Rel. Nos. 31322 (October 31, 2014) (notice) and 31345 (November 24, 2014) (order). To date, AB MMAF has offered only a single class of shares and has not relied upon the relief provided in the Prior Order. Should the requested relief be granted, to the extent AB MMAF issues multiple classes of shares in the future, it will do so only in reliance on the Order, subject to the conditions set forth in this Application.~~

individual infrastructure assets, including private funds that are exempt from registration under the Act and the Securities Act (collectively, “Underlying Private Funds”) and a fund that is registered under the Act, (2) secondary acquisitions of interests in the Underlying Private Funds, (3) co-investments in individual infrastructure assets, and (4) investments in public securities (debt and equity) of infrastructure companies.

The Credit Fund’s investment objectives are to seek to provide total return and, as a secondary objective, current income. The Fund’s strategy involves investing in a range of lending activities including, but not limited to, directly originated loans, syndicated loans and credit securities. The Fund intends to invest primarily in general or limited partnerships, funds, corporations, or other investment vehicles that invest in private or public loans, credit securities and other credit-related instruments (collectively, the “Underlying Funds”), including investment vehicles that are exempt from registration under the Act and the Securities Act (“Underlying Private Funds”) and exchange-traded funds registered under the Act. The Fund may invest directly in the Underlying Private Funds or through secondary acquisitions of interests in the Underlying Private Funds. The Fund’s investments will also include co-investments in loans, credit securities and other credit-related instruments and credit default swaps.

If the relief requested herein is granted, the Initial ~~Fund intends~~Funds intend to offer Class ~~A, Advisor Class, Class C~~F and Class ~~U~~I Shares pursuant to a continuous public offering as discussed above.

~~The~~Each Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.~~3~~2 In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).~~4~~3

B.	~~AB Multi-Manager Alternative Fund~~Russell Investment Management, LLC

~~AB MMAF is a statutory trust formed under the laws of the State of Delaware on February 23, 2012 and commenced investment operations on October 1, 2012. It is registered under the 1940 Act as a closed-end, diversified management investment company that provides periodic liquidity to shareholders with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. AB MMAF’s principal office, including its office for service of process, is located at 1345 Avenue of the Americas, New York, NY 10105.~~

~~C. AB CarVal Investors, L.P.~~

The Adviser is a ~~Delaware partnership~~Washington limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser ~~serves as the~~will

~~3~~ 2 Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

~~4~~ 3 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long- term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

serve as each Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment Management Agreement”). Prior to ~~the~~an Initial Fund’s commencement of operations, the Investment Management Agreement will be approved by the Initial Fund’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management ~~Agreement~~Agreements. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser will be responsible for the overall management of ~~the~~each Initial Fund’s business affairs and selecting ~~the~~each Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser’s address is ~~1601 Utica Avenue South, Suite 1000, Minneapolis, MN 55416.~~1301 2nd Ave, 18th Floor, Seattle, WA 98101.

~~D. AllianceBernstein L.P.~~

~~AB MMAF Adviser, a Delaware limited partnership, serves as AB MMAF’s investment manager and adviser and provides investment advisory and certain administrative services to AB MMAF. AB MMAF Adviser is registered as an investment adviser under the Advisers Act, and its principal offices are located at 501 Commerce Street, 18th Floor, Nashville, Tennessee 37203.~~

~~E. The Distributors~~

~~ABI, a corporation organized under the laws of the State of Delaware, is registered with the Commission as a broker-dealer under the Exchange Act and serves as the principal underwriter of the Initial Fund and as a distributor of AB MMAF. SCB, a limited liability company organized under the laws of the State of Delaware, is registered with the Commission as a broker-dealer under the Exchange Act ad serves as the principal underwriter of AB MMAF. Each Distributor is an affiliated person of the Adviser and AB MMAF Adviser. Each Distributor’s mailing address is 1345 Avenue of the Americas, New York, New York 10105.~~

C.	~~F.~~ Other Provisions

From time to time, the Initial ~~Fund~~Funds may create additional classes of shares, the terms of which may differ from Class ~~A, Advisor, Class C~~F and Class ~~U~~I Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder’s repurchase proceeds (an “Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial ~~Fund does~~Funds do not intend to impose an Early Repurchase Fee.

III.	EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security”~~5~~4 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or

~~5~~ 4 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~6~~5 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of such fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.~~7~~6

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~8~~7 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~9~~8 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~10~~9 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.~~11~~10

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~12~~11 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the

~~6~~5 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

~~7~~ 6 Id. at 424.

~~8~~7 Id. at 439-40.

~~9~~8 Id. at 424.

~~10~~ 9 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

~~11~~10 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

~~12~~11 Protecting Investors at 439-40; Proposing Release at 27.

implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., ~~SEI Alternative Income Fund, MBC Total~~Eagle Point Enhanced Income Trust, Aether Infrastructure & Natural Resources Fund, Felicitas Private Markets ~~Access~~ Fund, ~~Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan~~Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, ~~Carlyle AlpInvest Private Markets Fund, Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., and Fidelity Multi-Strategy Credit~~AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, Octagon XAI CLO Income Fund, Mainstay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund, Oxford Park Income Fund, Inc., Jackson Credit Opportunities Fund and Eaton Vance Floating-Rate Opportunities Fund.~~13~~12

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision

~~13~~ 12 See, e.g., ~~SEI Alternative Income~~Eagle Point Enhanced Income Trust, et al., Investment Co. Rel. Nos. 35205 (May 28, 2024) (notice) and 35219 (June 25, 2024) (order); Aether Infrastructure & Natural Resources Fund, et al., Investment Co. Rel. Nos. ~~34909 (May 8, 2023) (notice) and 34937 (June 5, 2023) (Order); MBC Total Private Access Fund and Seneca~~ 35168 (April 10, 2024) (notice) and 35186 (May 7, 2024) (order); Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC, Investment Co. Rel. Nos. 35154 (March 15, 2024) (notice) and 35169 (April 10, 2024) (order); Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. Nos. 35143 (February 22, 2024) (notice) and 35156 (March 19, 2024) (order); Axxes Private Markets Fund and Axxes Advisors LLC, Investment Co. Rel. Nos. 35115 (January 26, 2024) (notice) and 35135 (February 21, 2024) (order); AMG Pantheon Credit Solutions Fund and Pantheon Ventures (US) LP, Investment Co. Rel. Nos. 35116 (January 26, 2024) (notice) and 35134 (February 21, 2024) (order); AB CarVal Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35095 (January 23, 2024) (notice) and 35133 (February 20, 2024) (order); Octagon XAI CLO Income Fund and XA Investments LLC, Investment Co. Rel. Nos. 35086 (January 8, 2024) (notice) and 35124 (February 5, 2024) (order); Mainstay MacKay Municipal Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35080 (December 22, 2023) (notice) and 35092 (January 17, 2024) (order); CAZ Strategic Opportunities Fund, et al., Investment Co. Rel. Nos. 35053 (November 21, 2023) (notice) and 35072 (December 19, 2023) (order); Meketa Infrastructure Fund, et al., Investment Co. Rel. Nos. 35056 (November 21, 2023) and 35070 (December 19, 2023) (order); Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Investment Co. Rel. Nos. ~~34879 (April 6~~35052 (November 21, 2023) (notice) and ~~34905 (May 2~~35069 (December 19, 2023) (order); ~~Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Company Act Release Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); JPMorgan Private Markets Fund et al, Investment Co. Rel. Nos. 34846 (March 6, 2023) (notice) and 34876 (April 3, 2023) (order); Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment~~Jackson Credit Opportunities Fund and Jackson National Asset Management, LLC, Investment Co. Rel. Nos. ~~34832 (February 13~~35051 (November 16, 2023) (notice) and ~~34852 (March 13~~35066 (December 12, 2023) (order); ~~Forum Real Estate Income~~and Eaton Vance Floating-Rate Opportunities Fund and ~~Forum Capital Advisors LLC~~Eaton Vance Management, Investment Co. Rel. Nos. ~~34811 (January 18~~35040 (October 25, 2023) (notice) and ~~34834 (February 14~~35054 (November 21, 2023) (order)~~; Cadre Horizon Fund, Inc. et al, Investment Co. Rel. Nos. 34801 (January 10, 2023) (notice) and 34826 (February 7, 2023) (order); and Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. Nos. 34796 (January 5, 2023) (notice) and 34823 (February 1, 2023) (order)~~.

is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).~~14~~13 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company. . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,~~15~~14 the Commission adopted Rule 18f-3 under the Act in

~~14~~13 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

~~15~~ 14 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.~~16~~15

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to ~~similarly-situated~~similarly situated closed-end funds.~~17~~16 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each ~~Fund’s~~Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.~~18~~17 Applicants also note that the Commission has adopted

~~16~~15 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

~~17~~ 16 See ~~SEI Alternative Income Fund, supra note 13; MBC Total Private Access Fund, supra note 13; Nomura Alternative Income Fund, supra note 13; Pender Real Estate Credit Fund, supra note 13; JPMorgan~~Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; Felicitas Private Markets Fund, supra note ~~13; Carlyle AlpInvest~~12; Coller Secondaries Private Equity Opportunities Fund, supra note 12; Axxes Private Markets Fund, supra note ~~13; Forum Real Estate~~12; AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note ~~13; Cadre Horizon Fund~~12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; Oxford Park Income Fund, Inc., supra note ~~13; and Fidelity Multi-Strategy Credit~~12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note ~~13~~12.

~~18~~ 17 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports~~19~~, 18 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~20~~19 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.~~21~~20 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~SEI Alternative Income Fund, MBC Total Private Access Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan~~Eagle Point Enhanced Income Trust, Aether Infrastructure & Natural Resources Fund, Felicitas Private Markets Fund, ~~Carlyle AlpInvest~~Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, ~~Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., and Fidelity Multi-Strategy Credit Fund.22~~AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, Octagon XAI CLO Income Fund, Mainstay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund, Oxford Park Income Fund, Inc., Jackson Credit Opportunities Fund and Eaton Vance Floating-Rate Opportunities Fund.21 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

~~19 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).~~

18 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

~~20~~ 19 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release)

~~21~~ 20 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

~~22 See SEI Alternative Income Fund, supra note 13; MBC Total Private Access Fund, supra note 13; Nomura Alternative Income Fund, supra note 13; Pender Real Estate Credit Fund, supra note 13; JPMorgan Private Markets Fund, supra note 13; Carlyle AlpInvest Private Markets Fund, supra note 13; Forum Real Estate Income Fund, supra note 13; Cadre Horizon Fund, Inc., supra note 13; and Fidelity Multi-Strategy Credit Fund, supra note 13.~~

21 See Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; Felicitas Private Markets Fund, supra note 12; Coller Secondaries Private Equity Opportunities Fund, supra note 12; Axxes Private Markets Fund, supra note 12; AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note 12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; Oxford Park Income Fund, Inc., supra note 12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note 12.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial ~~Fund intends~~Funds intend to do for ~~its~~their common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition” of CDSLs.~~23~~22 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].~~24~~23

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.~~25~~24 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.~~26~~25 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.~~27~~26 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated

~~23~~ 22 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”

~~24~~ 23 Id.

~~25~~24 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

~~26~~25 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

~~27~~ 26 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.~~28~~27 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”~~29~~28 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.~~30~~29 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule

~~28~~ 27 See ~~SEI Alternative Income Fund, supra note 13; MBC Total Private Access Fund, supra note 13; See Nomura Alternative Income Fund, supra note 13; Pender Real Estate Credit Fund, supra note 13; JPMorgan~~Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; Felicitas Private Markets Fund, supra note ~~13; Carlyle AlpInvest~~12; Coller Secondaries Private Equity Opportunities Fund, supra note 12; Axxes Private Markets Fund, supra note ~~13; Forum Real Estate~~12; AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note ~~13; Cadre Horizon Fund~~12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; Oxford Park Income Fund, Inc., supra note ~~13; and Fidelity Multi-Strategy Credit~~12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note ~~13~~12.

~~29~~ 28 Investment Co. Act Rel. No. 14390 (February 2, 1985).

~~30~~29 Id.

and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.~~31~~30 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d- 1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.~~32~~31

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,~~33~~32 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal

~~31~~ 30 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

~~32~~31 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

~~33~~32 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.~~34~~ 33

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by such Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.~~35~~ 34

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of ~~the~~each Initial Fund’s ~~Board of Trustees~~Initial Trustee are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by

~~34~~33 Id.

~~35~~ 34 See ~~SEI Alternative Income Fund, supra note 13; MBC Total Private Access Fund, supra note 13; Nomura Alternative Income Fund, supra note 13; Pender Real Estate Credit Fund, supra Note 13; JPMorgan~~Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; Felicitas Private Markets Fund, supra note ~~13; Carlyle AlpInvest~~12; Coller Secondaries Private Equity Opportunities Fund, supra note 12; Axxes Private Markets Fund, supra note ~~13; Forum Real Estate~~12; AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note ~~13; Cadre Horizon Fund~~12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; Oxford Park Income Fund, Inc., supra note ~~13; and Fidelity Multi-Strategy Credit~~12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note ~~13~~12.

Rule 0-2(d) under the Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is ~~1601 Utica Avenue South, Suite 1000, Minneapolis, MN 55416 (Initial Fund) and 1601 Utica Avenue South, Suite 1000, Minneapolis, MN 55416~~1301 2nd Ave, 18th Floor, Seattle, WA 98101 (Initial Funds) and 1301 2nd Ave, 18th Floor, Seattle, WA 98101 (Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

Applicants have caused this Application to be duly signed on their behalf on the ~~4th~~1st day of August ~~2023~~2024 .

~~AB CarVal Opportunistic Credit Fund~~

~~Dated: August 4, 2023~~	~~By:~~	~~/s/ James Ganley~~
~~Name: James Ganley~~
~~Title: President and Principal Executive Officer~~

~~AB CarVal Investors, L.P.~~

~~Dated: August 4, 2023~~	~~By:~~	~~/s/ James Ganley~~
~~Name: James Ganley~~
~~Title: Authorized Signatory~~

~~AB Multi-Manager Alternative Fund~~

~~Dated: August 4, 2023~~	~~By:~~	~~/s/ Richard Leahy~~
~~Name: Richard Leahy~~
~~Title: Assistant Secretary~~

~~AllianceBernstein L.P.~~

~~Dated: August 4, 2023~~	~~By:~~	~~/s/ Taylor K. Wilkins~~
~~Name: Taylor K. Wilkins~~
~~Title: Assistant Secretary~~

~~Sanford C. Bernstein & Company, LLC~~

~~Dated: August 4, 2023~~	~~By:~~	~~/s/ Neal Kalechofsky~~
~~Name: Neal Kalechofsky~~
~~Title: Assistant Secretary~~

~~AllianceBernstein Investments, Inc.~~

~~Dated: August 4, 2023~~	~~By:~~	~~/s/ Mark Manley~~
~~Name: Mark Manley~~
~~Title: Secretary~~

Russell Investments New Economy Infrastructure Fund

Dated: August 1, 2024	By:	/s/ Vernon Barback
Name: Vernon Barback
Title: Trustee

Russell Investments Strategic Credit Fund

Dated: August 1, 2024	By:	/s/ Vernon Barback
Name: Vernon Barback
Title: Trustee

Russell Investment Management, LLC

Dated: August 1, 2024	By:	/s/ Katherine El-Hillow
Name: Katherine El-Hillow

Title: President

EXHIBIT A

Resolutions of the ~~Board of Trustees of AB CarVal Opportunistic Credit~~Initial Trustee of Russell Investments New Economy Infrastructure Fund

RESOLVED, that the appropriate officers and agents of the ~~AB CarVal Opportunistic Credit~~Russell Investments New Economy Infrastructure Fund (the “Fund”) be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to the Fund’s application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it

FURTHER RESOLVED, that any officer or trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the ~~Application~~application for the order.

Resolutions of the ~~Board of Trustees of AB Multi-Manager Alternative~~Initial Trustee of Russell Investments Strategic Credit Fund

RESOLVED, that the appropriate officers ~~of the~~and agents of the Russell Investments Strategic Credit Fund (the “Fund”) be, and ~~they~~ hereby are, ~~and each of them acting individually hereby is,~~ authorized ~~and~~, empowered ~~to prepare, execute and file~~ and directed on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission ~~on behalf of the Fund~~ an application ~~pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order granting exemptions as necessary from the provisions of Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, and, as determined necessary, pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares with varying sales loads, and/or asset-based service and/or distribution fees, and any additional exemptions as may be determined as necessary with the advice of counsel (the “Multi-Class Application”), and any amendments thereto in a form satisfactory to such officers, counsel to the Fund and counsel to the Independent Trustees, the execution and filing of such Multi-Class Application and any amendment thereto to be conclusive evidence of the Board of Trustees’authorization~~for multiple class exemptive relief and any and all amendments to the Fund’s application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it ~~is further~~

~~RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and empowered to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Multi-Class Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized hereby.~~

FURTHER RESOLVED, that any officer or trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the application for the order.

EXHIBIT B

Verifications of ~~AB CarVal Opportunistic~~Russell Investments New Economy Infrastructure Fund, Russell Investments Strategic Credit Fund and ~~AB CarVal Investors, L.P.~~Russell Investment Management, LLC

The undersigned states that he has duly executed the attached application dated August ~~4~~1, ~~2023~~2024 for and on behalf of ~~AB CarVal Opportunistic Credit~~Russell Investments New Economy Infrastructure Fund in his capacity as ~~President and Principal Executive Officer~~Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~By:~~	~~/s/ James Ganley~~
~~Name: James Ganley~~
~~Title: President and Principal Executive Officer~~

By:	/s/ Vernon Barback
Name:	Vernon Barback
Title:	Trustee

The undersigned states that he has duly executed the attached application dated August ~~4~~1, ~~2023~~2024 for and on behalf of ~~AB CarVal Investors, L.P.,~~Russell Investments Strategic Credit Fund in his capacity as ~~an authorized signatory~~Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~By:~~	~~/s/ James Ganley~~
~~Name: James Ganley~~
~~Title: Authorized Signatory~~

By:	/s/ Vernon Barback
Name:	Vernon Barback
Title:	Trustee

~~Verification of AB Multi-Manager Alternative Fund~~

The undersigned states that she has duly executed the attached application dated August ~~4~~1, ~~2023~~2024 for and on behalf of ~~AB Multi-Manager Alternative Fund in his~~Russell Investment Management, LLC in her capacity as ~~Secretary~~President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

~~By:~~	~~/s/ Richard Leahy~~
~~Name: Richard Leahy~~
~~Title: Assistant Secretary~~

By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

~~Verification of AllianceBernstein L.P.~~

~~The undersigned states that he has duly executed the attached application dated August 4, 2023 for and on behalf of Alliance Bernstein L.P., in his capacity as Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~By:~~	~~/s/ Taylor K. Wilkins~~
~~Name: Taylor K. Wilkins~~
~~Title: Assistant Secretary~~

~~Verification of Sanford C. Bernstein & Company, LLC~~

~~The undersigned states that he has duly executed the attached application dated August 4, 2023 for and on behalf of Sanford C. Bernstein & Company, LLC in his capacity as Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~By:~~	~~/s/ Neal Kalechofsky~~
~~Name: Neal Kalechofsky~~
~~Title: Assistant Secretary~~

~~Verification of AllianceBernstein Investments, Inc.~~

~~The undersigned states that he has duly executed the attached application dated August 4, 2023 for and on behalf of AllianceBernstein Investments, Inc. in his capacity as Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~By:~~	~~/s/ Mark Manley~~
~~Name: Mark Manley~~
~~Title: Secretary~~

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

File No. 812-[ ]

As filed with the Securities and Exchange Commission on ~~February  16~~August 1, ~~2023~~2024

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:

Russell Investments New Economy Infrastructure Fund

~~Nomura Alternative Income~~Russell Investments Strategic Credit Fund

~~Nomura Private Capital~~Russell Investment Management, LLC

PLEASE SEND ALL COMMUNICATIONS AND

ORDERS TO:

~~Joshua B. Deringer~~John O’Hanlon, Esq.

~~Faegre Drinker Biddle & Reath~~Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

~~One Logan Square, Ste. 2000~~

~~Philadelphia, PA 19103~~

~~joshua.deringer@faegredrinker.com~~

john.ohanlon@dechert.com

WITH A COPY TO:

Mary Beth Albaneze

~~Nomura Private Capital~~Russell Investment Management, LLC

1301 2nd Ave, 18th Floor

Seattle, WA 98101

~~309 West 49th Street, 24th Floor~~

~~New York, New York 10019~~

~~Attention: Chief Operating Officer~~

~~(212) 667-9000~~

malbaneze@russellinvestments.com

This Application (including Exhibits) contains ~~44~~64 pages

I.	THE PROPOSAL	~~3~~47

II.	STATEMENT OF FACTS	~~3~~48

	A. ~~Nomura Alternative Income Fund (the “~~Initial ~~Fund”)~~Funds	~~3~~48

	B. ~~Nomura Private Capital~~Russell Investment Management, LLC ~~(the “Adviser”)~~	~~4~~49

	C. Other Provisions	~~4~~49

III. EXEMPTIONS REQUESTED		~~5~~50

	A. The Multi-Class System	~~5~~50

	B. Early Withdrawal Charge	~~5~~50

	C. Asset-Based Distribution and/or Service Fees	~~5~~50

IV.	COMMISSION AUTHORITY	~~5~~50

V. DISCUSSION		51

	A. Background	51

	B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act	53

	C. Early Withdrawal Charge ~~(“EWC”)~~	~~8~~56

	D. Waivers of ~~EWCs~~ Early Withdrawal Charges	~~9~~57

	E. Asset-Based Distribution and/or Service Fees	~~9~~58

VI.	APPLICANTS’ CONDITION	~~10~~59

VII. CONCLUSION		~~10~~59

EXHIBITS

Exhibit A —	Resolutions of the ~~Board of~~Initial Trustees of ~~Nomura Alternative Income Fund~~Russell Investments New Economy Infrastructure Fund and Russell Investments Strategic Credit Fund

Exhibit B —	Verifications of ~~Nomura Alternative Income Fund and Nomura Private Capital LLC~~the Applicants

Exhibit C —	Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF:

RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND

~~NOMURA ALTERNATIVE INCOME~~RUSSELL INVESTMENTS STRATEGIC CREDIT FUND

AND

~~NOMURA PRIVATE CAPITAL LLC~~ RUSSELL INVESTMENT MANAGEMENT, LLC

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

Investment Company Act of 1940

File No. 812-[ ]

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

I.	THE PROPOSAL

~~Nomura Alternative Income Fund (the “Initial Fund”) is a~~Russell Investments New Economy Infrastructure Fund (the “Infrastructure Fund”) and Russell Investments Strategic Credit Fund (the “Credit Fund” and together with the Infrastructure Fund, the “Initial Funds”) are newly organized Delaware statutory ~~trust~~trusts that ~~is~~are registered under the Act and that will operate as ~~a~~ continuously offered, non-diversified, closed-end management investment ~~company~~companies that will be operated as ~~an~~ interval ~~fund~~funds pursuant to Rule 23c-3 under the Act. ~~Nomura Private Capital~~Russell Investment Management, LLC (the “Adviser”) will serve as the Initial ~~Fund’s~~Funds’ investment adviser. The Initial ~~Fund~~Funds and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial ~~Fund~~Funds to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,~~1~~1 acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial ~~Fund~~Funds, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

1 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

The ~~Initial~~Infrastructure Fund filed an initial registration statement on Form N-2 ~~( “Initial Registration Statement”) on September 13, 2022~~on June 21, 2024, seeking to register ~~three~~two classes of beneficial interest, “Class ~~I Shares”, “Class D~~F Shares” and “Class ~~A~~I Shares,” under the Act and the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. The Credit Fund filed an initial registration statement on Form N-2 on July 30, 2024, seeking to register two classes of beneficial interest, “Class F Shares” and “Class I Shares,” under the Act and the Securities Act, each with its own fee and expense structure. If the requested relief is granted, ~~the~~each Initial Fund anticipates making a continuous public offering of its Class ~~D~~F and Class ~~A~~I Shares. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial ~~Fund~~Funds will only offer one class of shares, the Class ~~I~~F Shares, until receipt of the requested relief. Shares of the Initial Funds will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

It is currently contemplated that the Initial ~~Fund’s~~Funds’ Class F Shares will not be subject to certain expenses such as distribution and/or service fees or an EWC. The Initial Funds’ Class I Shares will ~~not~~ be subject to other expenses such as distribution and/or service fees~~,~~ but ~~may~~would not be subject to an EWC. ~~The Initial Fund’s Class D and Class A Shares may be subject to other expenses, including a distribution and service fee and an EWC.~~ The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the “FINRA Sales Charge Rule”). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.	STATEMENT OF FACTS

A.	~~Nomura Alternative Income Fund (the “~~Initial ~~Fund”)~~Funds

~~The~~Each Initial Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Act on Form N-8A and an ~~Initial Registration Statement~~initial registration statement on Form N-2 seeking to register Class ~~I Shares, Class D~~F Shares and Class ~~A~~I Shares under the Act and under the Securities Act. ~~The~~Each Initial Fund is a Delaware statutory trust. ~~The~~Each Initial Fund is a non-diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act. ~~The Initial Fund’s primary investment objective is to maximize risk-adjusted total return, and the Fund will seek to provide current income as a secondary investment objective. Under normal market conditions, the Fund will seek to achieve its investment objective by investing at least a majority of its assets (net assets, plus any borrowings for investment purposes) either directly or indirectly through investment vehicles (“Underlying Funds”) across a wide array of global public and private credit markets, with allocations primarily focused on the private corporate, real estate, consumer, asset based, and specialty lending markets. The~~Each Initial Fund’s address is ~~c/o Ultimus Fund Solutions, LLC, P.O. Box 541150, Omaha, Nebreska 68154.~~1301 2nd Ave, 18th Floor, Seattle, WA 98101.

The Infrastructure Fund’s investment objective is to seek to provide long term capital growth and current income. The Fund’s strategy involves investing in a range of public and private infrastructure investments. The Fund’s investments will include investments in (1) multiple underlying funds that invest in infrastructure companies or individual infrastructure assets, including private funds that are exempt from registration under the Act and the Securities Act (collectively, “Underlying Private Funds”) and a fund that is registered under the Act, (2) secondary acquisitions of interests in the Underlying Private Funds, (3) co-investments in individual infrastructure assets, and (4) investments in public securities (debt and equity) of infrastructure companies.

The Credit Fund’s investment objectives are to seek to provide total return and, as a secondary objective, current income. The Fund’s strategy involves investing in a range of lending activities including, but not limited to, directly originated loans, syndicated loans and credit securities. The Fund intends to invest primarily in general or limited partnerships, funds, corporations, or other investment vehicles that invest in private or public loans, credit securities and other credit-related instruments (collectively, the “Underlying Funds”), including investment vehicles that are exempt from registration under the Act and the Securities Act (“Underlying Private Funds”) and exchange-

traded funds registered under the Act. The Fund may invest directly in the Underlying Private Funds or through secondary acquisitions of interests in the Underlying Private Funds. The Fund’s investments will also include co-investments in loans, credit securities and other credit-related instruments and credit default swaps.

If the relief requested herein is granted, the Initial ~~Fund intends~~Funds intend to offer Class ~~D Shares~~F and Class ~~A~~I Shares pursuant to a continuous public offering as discussed above.

~~The~~Each Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.2 In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).3

B.	~~Nomura Private Capital LLC~~Russell Investment Management, LLC

The Adviser is a ~~Delaware~~Washington limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser ~~serves as the~~will serve as each Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment Management Agreement”). ~~The~~Prior to an Initial Fund’s commencement of operations, the Investment Management Agreement ~~has been~~will be approved by the Initial Fund’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management ~~Agreement~~Agreements . Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser will be responsible for the overall management of ~~the~~each Initial Fund’s business affairs and selecting ~~the~~each Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser’s address is ~~309 West 49th Street, 24th Floor, New York, NY 10019-7316.~~1301 2nd Ave, 18th Floor, Seattle, WA 98101.

C.	Other Provisions

From time to time, the Initial ~~Fund~~Funds may create additional classes of shares, the terms of which may differ from Class ~~I, Class D~~F and Class ~~A~~I Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any),

2 Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

3 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long- term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder’s repurchase proceeds (an “Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial ~~Fund does~~Funds do not intend to impose an Early Repurchase Fee.

III.	EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security”4 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or

4 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.5 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of such ~~fund’s~~fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.6

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.7 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.8 The Division of Investment Management thus recommended giving

5 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

6 Id. at 424.

7 Id. at 439-40.

8 Id. at 424.

the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.9 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.10

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.11 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., ~~Bow River Capital Evergreen Fund, AFA Multi-Manager Credit Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund, et al~~Eagle Point Enhanced Income Trust, Aether Infrastructure & Natural Resources Fund, Felicitas Private Markets Fund, Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, Octagon XAI CLO Income Fund, Mainstay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund, Oxford Park Income Fund, Inc., Jackson Credit Opportunities Fund and Eaton Vance Floating-Rate Opportunities Fund.12

9 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

10 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

11 Protecting Investors at 439-40; Proposing Release at 27.

12 See, e.g., ~~Bow River Capital Evergreen Fund and Bow River Asset Management~~Eagle Point Enhanced Income Trust, et al., Investment Co. Rel. Nos. 35205 (May 28, 2024) (notice) and 35219 (June 25, 2024) (order); Aether Infrastructure & Natural Resources Fund, et al., Investment Co. Rel. Nos. 35168 (April 10, 2024) (notice) and 35186 (May 7, 2024) (order); Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC, Investment Co. Rel. Nos. 35154 (March 15, 2024) (notice) and 35169 (April 10, 2024) (order); Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. Nos. 35143 (February 22, 2024) (notice) and 35156 (March 19, 2024) (order); Axxes Private Markets Fund and Axxes Advisors LLC, Investment Co. Rel. Nos. ~~34421 (November 19, 2021~~35115 (January 26, 2024) (notice) and ~~34442 (December 15, 2021~~35135 (February 21, 2024) (order); ~~AFA Multi-Manager~~AMG Pantheon Credit Solutions Fund and ~~Alternative Fund Advisors, LLC~~Pantheon Ventures (US) LP, Investment Co. Rel. Nos. ~~34430 (November 2, 2021~~35116 (January 26, 2024) (notice) ~~(December 1, 2021~~and 35134 (February 21, 2024) (order); ~~BNY Mellon Alcentra~~AB CarVal Opportunistic ~~Global~~ Credit ~~Income~~ Fund ~~and BNY Mellon Investment Adviser, Inc~~, et al., Investment Co. Rel. Nos. ~~34320 (June 29, 2021~~35095 (January 23, 2024) (notice) and ~~34344 (July 26, 2021) (order); Calamos-Avenue~~35133 (February 20, 2024) (order); Octagon XAI CLO Income Fund and XA Investments LLC, Investment Co. Rel. Nos. 35086 (January 8, 2024) (notice) and 35124 (February 5, 2024) (order); Mainstay MacKay Municipal Income Opportunities Fund ~~and Calamos Avenue~~, et al., Investment Co. Rel. Nos. 35080 (December 22, 2023) (notice) and 35092 (January 17, 2024) (order); CAZ Strategic Opportunities Fund, et al., Investment Co. Rel. Nos. 35053 (November 21, 2023) (notice) and 35072 (December 19, 2023) (order); Meketa Infrastructure Fund, et al., Investment Co. Rel. Nos. 35056 (November 21, 2023) and 35070 (December 19, 2023) (order); Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Investment Co. Rel. Nos. ~~34300 (June 14, 2021~~35052 (November 21, 2023) (notice) and ~~34327 (July 12, 2021~~35069 (December 19, 2023) (order); ~~KKR~~Jackson Credit Opportunities ~~Portfolio and KKR Credit Advisors (US) LLC Investment Co. Rel. Nos. 33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); 361 Social Infrastructure Fund and 361 Infrastructure Partners~~Fund and Jackson National Asset Management, LLC, Investment Co. Rel. Nos. ~~34051 (October 15, 2020~~35051 (November 16, 2023) (notice) and ~~34091 (November 10, 2020~~35066 (December 12, 2023) (order); and ~~CIM Real Assets & Credit Fund, et al.~~Eaton Vance Floating-Rate Opportunities Fund and Eaton Vance Management, Investment Co. Rel. Nos. ~~33630 (September 23, 2019~~35040 (October 25, 2023) (notice) and ~~33659 (October 22, 2019~~35054 (November 21, 2023) (order).

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years~~’~~’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).13 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company. . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient

13 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,14 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.15

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to ~~similarly-situated~~similarly situated closed-end funds.16

14 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

15 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

16 See ~~Bow River Capital Evergreen~~Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; ~~AFA Multi-Manager Credit Fund supra note 12; BNY Mellon Alcentra Opportunistic Global Credit Income~~Felicitas Private Markets Fund, supra note 12; ~~Calamos-Avenue~~Coller Secondaries Private Equity Opportunities Fund, supra note 12; ~~KKR Credit Opportunities Portfolio~~Axxes Private Markets Fund, supra note 12; ~~361 Social~~AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note 12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; ~~and CIM Real Assets & Credit~~Oxford Park Income Fund, Inc., supra note 12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note 12.

Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.17 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports,18 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.19 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.20 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~Bow River Capital Evergreen Fund, AFA Multi-Manager Credit Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue~~Eagle Point Enhanced Income Trust, Aether Infrastructure & Natural Resources Fund, Felicitas Private Markets Fund, Coller Secondaries Private Equity Opportunities Fund, ~~KKR Credit Opportunities Portfolio, 361 Social~~Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, Octagon XAI CLO Income Fund, Mainstay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund, ~~and CIM Real Assets & Credit~~Oxford Park Income Fund, Inc., Jackson Credit Opportunities Fund and Eaton Vance Floating-Rate Opportunities Fund.21 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

[17]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

18 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

19 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release)

20 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

21 See ~~Bow River Capital Evergreen~~Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; ~~AFA Multi-Manager Credit Fund supra note 12; BNY Mellon Alcentra Opportunistic Global Credit Income~~Felicitas Private Markets Fund, supra note 12; ~~Calamos-Avenue~~Coller Secondaries Private Equity Opportunities Fund, supra note 12; ~~KKR Credit Opportunities Portfolio~~Axxes Private Markets Fund, supra note 12; ~~361 Social~~AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note 12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; ~~and CIM Real Assets & Credit~~Oxford Park Income Fund, Inc., supra note 12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note 12.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial ~~Fund intends~~Funds intend to do for ~~its~~their common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition” of CDSLs.22 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].23

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.24 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the ~~fund’s~~fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

22 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”

23 Id.

24 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.25 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.26 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.27 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the

25 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

26 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

27 See ~~Bow River Capital Evergreen~~Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; ~~AFA Multi-Manager Credit Fund supra note 12; BNY Mellon Alcentra Opportunistic Global Credit Income~~Felicitas Private Markets Fund, supra note 12; ~~Calamos-Avenue~~Coller Secondaries Private Equity Opportunities Fund, supra note 12; ~~KKR Credit Opportunities Portfolio~~Axxes Private Markets Fund, supra note 12; ~~361 Social~~AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note 12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; ~~and CIM Real Assets & Credit~~Oxford Park Income Fund, Inc., supra note 12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note 12.

sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”28 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.29 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.30 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d- 1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.31

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

28 Investment Co. Act Rel. No. 14390 (February 2, 1985).

29 Id.

30 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

31 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,32 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.33

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by such Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ~~insure~~ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.34

32 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

33 Id.

34 See ~~Bow River Capital Evergreen~~Eagle Point Enhanced Income Trust, supra note 12; Aether Infrastructure & Natural Resources Fund, supra note 12; ~~AFA Multi-Manager Credit Fund supra note 12; BNY Mellon Alcentra Opportunistic Global Credit Income~~Felicitas Private Markets Fund, supra note 12; ~~Calamos-Avenue~~Coller Secondaries Private Equity Opportunities Fund, supra note 12; ~~KKR Credit Opportunities Portfolio~~Axxes Private Markets Fund, supra note 12; ~~361 Social~~AMG Pantheon Credit Solutions Fund, supra note 12; AB CarVal Opportunistic Credit Fund, supra note 12; Octagon XAI CLO Income Fund, supra note 12; Mainstay MacKay Municipal Income Opportunities Fund, supra note 12; CAZ Strategic Opportunities Fund, supra note 12; Meketa Infrastructure Fund, supra note 12; ~~and CIM Real Assets & Credit~~Oxford Park Income Fund, Inc., supra note 12; Jackson Credit Opportunities Fund supra note 12; and Eaton Vance Floating-Rate Opportunities Fund, supra note 12.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of ~~the~~each Initial Fund’s Initial Trustee are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is ~~c/o Ultimus Fund Solutions, LLC, P.O. Box 541150, Omaha, Nebreska 68154 (Initial Fund) and Worldwide Plaza, 309 West 49th Street, 24th Floor, New York, NY 10019-7316~~1301 2nd Ave, 18th Floor, Seattle, WA 98101 (Initial Funds) and 1301 2nd Ave, 18th Floor, Seattle, WA 98101 (Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

Applicants have caused this Application to be duly signed on their behalf on the ~~16th~~1st day of ~~February 2023~~August 2024.

Russell Investments New Economy Infrastructure Fund

Dated: August 1, 2024	By:	/s/ Vernon Barback
		Name:	Vernon Barback
		Title:	Trustee

Russell Investments Strategic Credit Fund

Dated: August 1, 2024	By:	/s/ Vernon Barback
		Name:	Vernon Barback
		Title:	Trustee

Russell Investment Management, LLC

Dated: August 1, 2024	By:	/s/ Katherine El-Hillow
		Name:	Katherine El-Hillow
		Title:	President
~~Nomura Alternative Income Fund~~

~~Dated: February 16, 2023 By: /s/ Robert Stark~~
~~Name: Robert Stark~~
~~Title: President and Trustee~~

~~Nomura Private Capital LLC~~

~~Dated: February 16, 2023 By: /s/ Robert Stark~~
~~Name: Robert Stark~~
~~Title: Chief Executive Offier~~

EXHIBIT A

Resolutions of the ~~Board of Trustees of Nomura Alternative Income~~Initial Trustee of Russell Investments New Economy Infrastructure Fund ~~(the “Trust”)~~

RESOLVED, that the ~~filing of the Trust’s application for an order from the SEC pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Trust, among other things, to offer multiple classes of shares to the public be, and it hereby is, approved~~appropriate officers and agents of the Russell Investments New Economy Infrastructure Fund (the “Fund”) be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to the Fund’s application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it ~~is~~

FURTHER RESOLVED, that any officer or trustee of the Fund, be, and each of them hereby is, authorized ~~to make such amendments to such~~, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the application ~~as~~for the order.

Resolutions of the Initial Trustee of Russell Investments Strategic Credit Fund

~~officers of the Trust, upon advice of counsel, deem necessary and appropriate, and to execute and cause to be filed~~RESOLVED, that the appropriate officers and agents of the Russell Investments Strategic Credit Fund (the “Fund”) be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to the Fund’s application ~~hereinabove authorized~~for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof ~~to be conclusive evidence of such approval.~~; and be it

FURTHER RESOLVED, that any officer or trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the application for the order.

EXHIBIT B

~~Verifications of Nomura Alternative Income Fund and Nomura Private Capital LLC~~

Verifications of Russell Investments New Economy Infrastructure Fund, Russell Investments Strategic Credit Fund and Russell Investment Management, LLC

The undersigned states that he has duly executed the attached application dated ~~February 16, 2023~~August 1, 2024 for and on behalf of ~~Nomura Alternative Income~~Russell Investments New Economy Infrastructure Fund in his capacity as Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~By: /s/ Robert Stark~~

~~Name: Robert Stark~~

~~Title: President and Trustee~~

By:	/s/ Vernon Barback
Name:	Vernon Barback
Title:	Trustee

The undersigned states that he ~~has~~ has duly executed the attached application dated ~~February 16, 2023~~August 1, 2024 for and on behalf of ~~Nomura Private Capital LLC,~~Russell Investments Strategic Credit Fund in his capacity as ~~Chief Executive Offier~~Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~By: /s/ Robert Stark~~

~~Name: Robert Stark~~

~~Title: Chief Executive Offier~~

By:	/s/ Vernon Barback
Name:	Vernon Barback
Title:	Trustee

The undersigned states that she has duly executed the attached application dated August 1, 2024 for and on behalf of Russell Investment Management, LLC in her capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)